ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-158385
Dated June 2, 2009



**Optimization**

# Yield Optimization Notes with Contingent Protection
# Linked to the iShares® MSCI Emerging Markets Index Fund

**Enhanced Income Strategies for Equity Investors**

**HSBC USA Inc. Notes due June 16, 2011**

## Investment Description

Yield Optimization Notes with Contingent Protection (the "notes") are issued by HSBC USA Inc. (the "Issuer") with returns linked to the performance of the iShares® MSCI Emerging Markets Index Fund (the "reference security"). The notes pay an enhanced coupon of 8.00% to 10.00% per annum (to be determined on the trade date) and provide either the return of principal or shares of the reference security at maturity. The enhanced coupon is designed to compensate you for the risk that you may receive a share of the reference security at maturity for each note held that is worth less than your principal. Investors will receive 100% of their initial investment if the final price of the reference security is greater than or equal to the trigger price. If the final price of the reference security is below the trigger price, at maturity, per note, you will receive one share of the reference security (subject to adjustments in the case of certain corporate events). We will make coupon payments during the term of the notes regardless of the performance of the reference security. **Investing in the notes involves significant risks. You may lose some or all of your investment**. **The contingent protection feature applies only if the notes are held to maturity. Any payment on the notes, including any contingent protection feature, is subject to the creditworthiness of the Issuer. This debt is not guaranteed under the Federal Deposit Insurance Corporation's Temporary Liquidity Guarantee Program.**

## Features

- ❑ **Income:** Regardless of the performance of the reference security, we will pay you enhanced coupons designed to compensate you for the fact that you could lose some or all of your principal.

- ❑ **Tactical Investment Opportunity:** If you believe the reference security will trend sideways over the term of the notes — neither moving positively by more than the coupon paid on the notes or negatively by more than the amount of contingent protection — the note may provide improved performance compared to a direct investment in the reference security.

- ❑ **Contingent Protection Feature:** If you hold the notes to maturity and the reference security does not close below the trigger price on the final valuation date, you will receive 100% of your principal, subject to the creditworthiness of HSBC USA Inc., and you will not participate in any appreciation in the value of the reference security. If you hold the notes to maturity and the reference security closes below the trigger price on the final valuation date, you will receive one share of the reference security for each of your notes, which may be worth less than your principal and may have no value at all.

## Key Dates[1]

| | |
|---|---|
| Trade Date | June 11, 2009 |
| Settlement Date | June 16, 2009 |
| Final Valuation Date[2] | June 10, 2011 |
| Maturity Date[2] | June 16, 2011 |

[1] Expected. In the event we make any change to the expected trade date and settlement date, the final valuation date and maturity date will be changed so that the stated term of the notes remains the same.
[2] Subject to postponement in the event of a market disruption event.

## Note Offering

We are offering Yield Optimization Notes with Contingent Protection, which are linked to the performance of the iShares® MSCI Emerging Markets Index FUND. The coupon rate, initial price and trigger price will be set on the trade date.

| Reference Security | Coupon Per Annum* | Initial Price | Trigger Price | CUSIP | ISIN |
|---|---|---|---|---|---|
| iShares® MSCI Emerging Markets Index Fund | 8.00% to 10.00% | $● | 75% of the Initial Price | 4042EP560 | US4042EP5602 |

**\* Paid monthly in arrears in 24 equal installments.**

See "Additional Information about HSBC USA Inc. and the Notes" on page 2 of this free writing prospectus. The notes offered will have the terms specified in the accompanying base prospectus dated April 2, 2009, the accompanying prospectus supplement dated April 3, 2009, the accompanying product supplement dated April 9, 2009 and the terms set forth herein. **See "Key Risks" on page 6 of this free writing prospectus and the more detailed "Risk Factors" beginning on page PS-3 of the accompanying product supplement and S-3 of the accompanying prospectus supplement for risks related to the notes and the reference security.**

*Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this document, the accompanying base prospectus, prospectus supplement, product supplement and any other related prospectus supplements. Any representation to the contrary is a criminal offense. The notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction.*

The notes will not be listed on any U.S. securities exchange or quotation system. See "Supplemental Plan of Distribution" on page 11 for the distribution arrangement.

| | Price to Public | Underwriting Discount | Proceeds to Us |
|---|---|---|---|
| Per Security | 100% | 2.75% | 97.25% |
| Total | ● | ● | ● |

**UBS Financial Services Inc.** **HSBC USA Inc.**

## Additional Information about HSBC USA Inc. and the Notes

This free writing prospectus relates to one note offering linked to the reference security identified on the cover page. The reference security described in this free writing prospectus is a reference asset as defined in the prospectus supplement, and the notes being offered hereby are "notes" for purposes of the prospectus supplement. As a purchaser of a note, you will acquire an investment instrument linked to the reference security. Although the note offering relates to the reference security identified on the cover page, you should not construe that fact as a recommendation of the merits of acquiring an investment linked to the reference security, or as to the suitability of an investment in the notes.

You should read this document together with the prospectus dated April 2, 2009, the prospectus supplement dated April 3, 2009, and the product supplement dated April 9, 2009. You should carefully consider, among other things, the matters set forth in "Key Risks" beginning on page 6 of this free writing prospectus and in "Risk Factors" beginning on page PS-3 of the product supplement and S-3 of the prospectus supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

HSBC USA Inc. has filed a registration statement (including a prospectus, a prospectus supplement and a product supplement) with the U.S. Securities and Exchange Commission (the "SEC") for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus, prospectus supplement and product supplement in that registration statement and other documents HSBC USA Inc. has filed with the SEC for more complete information about HSBC USA Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, HSBC USA Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and product supplement if you request them by calling toll-free 1 888 800 4722.

**You may access these documents on the SEC web site at www.sec.gov as follows:**

♦ Product supplement dated April 9, 2009:

♦ http://www.sec.gov/Archives/edgar/data/83246/000114420409019790/v145830_424b2.htm

♦ Prospectus supplement dated April 3, 2009:
http://www.sec.gov/Archives/edgar/data/83246/000114420409019785/v145824_424b2.htm

♦ Prospectus dated April 2, 2009:
http://www.sec.gov/Archives/edgar/data/83246/000104746909003736/a2192100zs-3asr.htm

*As used herein, references to "HSBC", "we", "us" and "our" are to HSBC USA Inc. References to the "prospectus supplement" mean the prospectus supplement dated April 3, 2009, references to the "product supplement" mean the product supplement dated April 9, 2009 and references to "accompanying prospectus" mean the HSBC USA Inc. prospectus, dated April 2, 2009.*

**All references to "Reverse Convertible Notes" in the accompanying product supplement shall refer to these Yield Optimization Notes with Contingent Protection. All references to "reference asset" in the accompanying product supplement shall refer to the reference security as defined herein. All references to "barrier price" in the accompanying product supplement shall refer to the trigger price as defined herein. All references to "issue date" in the accompanying product supplement shall refer to the settlement date as defined herein. If the terms of the notes set forth herein are inconsistent with those described in the accompanying product supplement, the terms set forth herein will supersede.**

## Indicative Terms

| | |
|---|---|
| **Issuer** | HSBC USA Inc. (A1/AA-/AA)[1] ("HSBC") |
| **Principal Amount** | Equal to the initial price (as defined below) of the reference security. |
| **Term** | 24 months |
| **Trade Date** | June 11, 2009 |
| **Settlement Date** | June 16, 2009 |
| **Final Valuation Date** | June 10, 2011, subject to adjustment in the event of a market disruption event. |
| **Maturity Date** | June 16, 2011, subject to adjustment in the event of a market disruption event. |
| **Reference Security** | iShares® MSCI Emerging Markets Index FUND (Ticker: EEM) |
| **Coupon Payment** | Coupon paid in arrears in twenty-four equal monthly installments based on the coupon per annum, regardless of the performance of the reference security. The coupon per annum is expected to be between 8.00% to 10.00%, and will be determined on the trade date. |
| **1st Installment through 24th Installment**[2] | 0.67% to 0.83% (to be determined on trade date). |
| **Payment at Maturity (per note)** | **If the final price of the reference security is greater than or equal to the trigger price,** the notes will pay a cash payment on the maturity date (in addition to any coupon payment) equal to 100% of the principal amount.[3]<br>**If the final price is below the trigger price,** you will receive one share of the reference security.<br>**Each note is not fully principal protected. The reference security you may receive at maturity could be worth less than your principal or may have no value at all.** |
| **Initial Price** | ●, representing the closing price of the reference security on the trade date. |
| **Final Price** | The closing price of the reference security on the final valuation date. |
| **Trigger Price** | ●, representing 75.00% of the initial price. |
| **Closing Price** | See "closing price" on page 9 herein. |
| **Calculation Agent** | HSBC USA Inc. or one of its affiliates. |
| **CUSIP / ISIN** | 4042EP560 / US4042EP5602 |
| **Deposit and Put Premium** | As described in the prospectus supplement under "Certain U.S. Federal Income Tax Considerations — Certain Equity-Linked Notes — Certain Notes Treated as a Put Option and a Deposit," for purposes of dividing the 8.00% to 10.00% per annum interest rate (to be determined on trade date) on the notes among interest on the Deposit and Put Premium, ● % constitutes interest on the Deposit and ● % constitutes Put Premium. |

## Determining Payment at Maturity



Trigger Price of Your Note is Determined
Is the final price greater than or equal to the trigger price?
Yes
No


Trade Date

Final Valuation Date

You will receive a cash payment on the maturity date equal to the principal amount of your note plus the final coupon payment. You will not participate in any appreciation in the value of the reference security.

You will receive one share of the reference security for each note you own (subject to adjustments in the case of certain corporate events as described in the accompanying product supplement).

- If the closing price of the reference security on the maturity date is less than the initial price, the shares you receive at maturity will be worth less than the principal amount of your Notes.
- If the closing price of the reference security on the maturity date is greater than the initial price, the shares you receive at maturity will be worth more than the principal amount of your Notes.

***Your notes are not principal protected. If the final price is less than the trigger price, you will receive one share of the reference security for each note you own. In that case, the shares you receive may be worth significantly less than your original investment amount and may have no value at all.***

[1] HSBC USA Inc. is rated A1 by Moody's, AA- by Standard & Poor's and AA by Fitch Ratings. A credit rating reflects the creditworthiness of HSBC USA Inc. and is not a recommendation to buy, sell or hold Notes, and it may be subject to revision or withdrawal at any time by the assigning rating organization. The Notes themselves have not been independently rated. Each rating should be evaluated independently of any other rating. However, because the return on the Notes is dependent upon factors in addition to our ability to pay our obligations under the Notes, such as the Closing Price, an improvement in our credit ratings, financial condition or results of operations is not expected to have a positive effect on the trading value of the Notes.
[2] Actual rate to be determined on the trade date. Coupon payments will be paid on the coupon payment dates listed in the table of coupon payment dates on page 4 of this free writing prospectus.
[3] Principal protection is provided by HSBC USA Inc. and, therefore, is dependent on the ability of HSBC USA Inc. to satisfy its obligations when they come due.

## Investor Suitability

**The notes may be suitable for you if:**

- You have a moderate to high risk tolerance.

- You are willing to receive shares of the reference security at maturity that may be worth less than your principal or may have no value at all.

- You believe the price of the reference security is not likely to appreciate by more than the sum of the coupons paid on the notes.

- You believe the final price of the reference security is not likely to be less than the trigger price.

- You are willing to make an investment that will be exposed to the downside performance of the reference security in the event that the final price is less than the trigger price.

- You are willing to accept the risk of fluctuations in the market price of the reference security.

- You are willing to invest in the note based on the anticipated coupon range (the actual coupon rate will be determined on the trade date).

- You are willing to hold the notes to maturity and accept that there may be little or no secondary market for the notes.

- You are comfortable with the creditworthiness of HSBC USA Inc., as Issuer of the notes.

**The notes may not be suitable for you if:**

- You seek an investment that is 100% principal protected.

- You are not willing to receive shares of the reference security at maturity.

- You believe the price of the reference security is likely to appreciate by more than the sum of the coupons paid on the notes.

- You believe the final price of the reference security will be less than the trigger price.

- You are not willing to accept the risks of owning equities in general and the reference security in particular.

- You prefer lower risk and, therefore, accept the potentially lower returns of fixed income investments with comparable maturities and credit ratings that bear interest at a prevailing market rate.

- You are unable or unwilling to hold the notes to maturity.

- You seek an investment for which there will be an active secondary market.

- You are not willing or are unable to assume the credit risk associated with HSBC USA Inc., as Issuer of the notes.

## Coupon Payment Dates

Coupon will be paid in arrears in twenty-four equal monthly installments on the coupon payment dates listed below:

| | |
|---|---|
| July 16, 2009 | July 16, 2010 |
| August 17, 2009 | August 16, 2010 |
| September 16, 2009 | September 16, 2010 |
| October 16, 2009 | October 18, 2010 |
| November 16, 2009 | November 16, 2010 |
| December 16, 2009 | December 16, 2010 |
| January 19, 2010 | January 18, 2011 |
| February 16, 2010 | February 16, 2011 |
| March 16, 2010 | March 16, 2011 |
| April 16, 2010 | April 18, 2011 |
| May, 17, 2010 | May 16, 2011 |
| June 16, 2010 | June 16, 2011 |

## What are the Tax Consequences of the Notes?

**The United States federal income tax consequences of your investment in the notes are uncertain. Some of these tax consequences are summarized below, but we urge you to read the more detailed discussion in the ''Certain U.S. Federal Income Tax Considerations'' section on page S-39 of the accompanying prospectus supplement. The following discussion supplements the discussion in the ''Certain U.S. Federal Income Tax Considerations'' section on page S-39 of the accompanying prospectus supplement.**

The United States federal income tax consequences of your investment in the notes are complex and uncertain. By purchasing a note, you and we hereby agree (in the absence of an administrative determination or judicial ruling to the contrary) to characterize a note for all tax purposes as an investment unit consisting of a non-contingent debt instrument (the "Deposit") and a put option contract (the "Put Option") in respect of the underlying stock. The terms of the notes require (in the absence of an administrative determination or judicial ruling to the contrary) that you treat your notes for U.S. federal income tax purposes as consisting of two components:

**Deposit component** — Because the notes have a term greater than one year, amounts treated as interest on the Deposit would be includible in income by you in accordance with your regular method of accounting for interest for United States federal income tax purposes.

**Put Option component** — The Put Option component would generally not be taxed until sale or maturity. At maturity, the Put Option component either would be taxed as a short-term capital gain if the principal is repaid in cash or would reduce the basis of any underlying equity if you receive (or are deemed to receive if the cash equivalent is paid) the underlying equity.

With respect to coupon payments you receive, you agree to treat such payments as consisting of interest on the Deposit and a payment with respect to the Put Option as follows:

| Underlying Stocks | Coupon per Annum (to be determined on trade date) | Deposit Component per Annum | Put Option Component per Annum |
|---|---|---|---|
| Common stock of iShares MSCI Emerging Markets Index FUND | 8.00% to 10.00% | ●% | ●% |

Upon sale or exchange of your notes you would be required to apportion the value of the amount you receive between the Deposit and the Put Option on the basis of the fair market values thereof on the date of sale or exchange. Except to the extent such gain or loss is attributable to accrued and unpaid interest with respect to the Deposit, any gain or loss recognized with respect to the Deposit would be capital gain or loss (and such gain or loss would be long-term to the extent that you have held the note for more than one year) and the amount of cash that is apportioned to the Put Option (together with any amount of premium received in respect thereof and deferred as described above) would be treated as short-term capital gain.

*In the opinion of our counsel, Cadwalader, Wickersham & Taft LLP, it would be reasonable to treat your notes as described above. However, in light of the uncertainty as to the United States federal income tax treatment, it is possible that your notes could be treated as a single contingent debt instrument subject to special U.S. Treasury Regulations governing contingent debt instruments. If the notes are so treated, the amount of interest you would be required to take into account for each accrual period would be determined by constructing a projected payment schedule for your notes and applying rules similar to those for accruing original issue discount on a hypothetical non-contingent debt instrument with that projected payment schedule. This method is applied by first determining the yield at which we would issue a non-contingent fixed rate debt instrument with other terms and conditions similar to the notes and then determining as of the issue date a payment schedule (including all fixed payments of interest actually provided for and a hypothetical payment at maturity) that would produce the comparable yield. These rules would generally have the effect of (i) treating each payment of stated interest on your notes in part as taxable interest income (to the extent of the comparable yield) and thereafter as a tax-free return of capital and (ii) requiring you to use an accrual (rather than the cash receipts and disbursements) method of accounting with respect to interest on your notes. It is also possible that pursuant to some other characterization, the timing and character of your income from the notes could differ materially from the treatment described above. Because of this uncertainty, we urge you to consult your tax advisor as to the tax consequences of your investment in the notes. Please read the discussion in the ''Certain U.S. Federal Income Tax Considerations'' section on page S-39 of the accompanying prospectus supplement for a more detailed description of the tax treatment of your notes.*

In addition, the Internal Revenue Service has recently released a Notice that may affect the taxation of holders of the notes. According to the Notice, the Internal Revenue Service and the Treasury Department are actively considering the appropriate tax treatment of holders of certain types of structured notes. Legislation has also been proposed in Congress that would require the holders of certain prepaid forward contracts to accrue income during the term of the transaction. It is not clear whether the Notice applies to instruments such as the notes. Furthermore, it is not possible to determine what guidance or legislation will ultimately result, if any, and whether such guidance or legislation will affect the tax treatment of the notes. Except to the extent otherwise required by law, we intend to treat your notes for United States federal income tax purposes in accordance with the treatment described above and in the ''Certain U.S. Federal Income Tax Considerations'' section on page S-39 of the accompanying prospectus supplement unless and until such time as some other treatment is more appropriate.

For a more complete discussion of the United States federal income tax consequences of your investment in the notes, please see the discussion in the ''Certain U.S. Federal Income Tax Considerations'' section on page S-39 of the accompanying prospectus supplement and consult your tax advisor.

## Key Risks

An investment in the notes involves significant risks. Some of the risks that apply to the notes are summarized here, but we urge you to read the more detailed explanation of risks relating to the notes generally in the "Risk Factors" section of the accompanying prospectus supplement and product supplement. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

♦ **Risk of Loss of Contingent Protection –** Your principal will be protected only if the final price of the reference security is not below the trigger price on the final valuation date and the notes are held to maturity. If the final price of the reference security is below the trigger price on the final valuation date, the contingent protection feature will be eliminated and you will be fully exposed at maturity to any decline in the market price of the reference security. Greater expected volatility with respect to the reference security reflects a higher expectation as of the trade date that the reference security could close below the trigger price on the final valuation date. This greater expected risk will generally be reflected in a higher coupon payable on the notes. The reference security's volatility, however, can change significantly over the term of the notes. The price of the reference security could fall sharply, which could result in a significant loss of principal.

♦ **The amount you receive on the Notes at maturity will exceed their stated principal amount only in limited circumstances** – Even though you will be subject to the risk of a decline in the price of the reference security, you will generally not participate in any appreciation in the price of the reference security. Your return on the notes will not exceed the coupon payable on the notes except for the situation in which (1) the final price of one reference security is less than the trigger price on the final valuation date (and, therefore, you receive a share of the reference security instead of cash at maturity) and (2) the market price of one share of the reference security at maturity is greater than the initial price.

♦ **No Assurances of a Flat or Bullish Environment** – If you hold your notes to maturity and the final price of the reference security is above the trigger price, you will receive 100% of your initial investment.  We cannot, however, assure you of the economic environment during the term or at maturity of your notes.

♦ **The Securities are Subject to Emerging Markets Risk —** Investments in securities linked directly or indirectly to emerging market equity securities involve many risks, including, but not limited to: economic, social, political, financial and military conditions in the emerging market; regulation by national, provincial, and local governments; less liquidity and smaller market capitalizations than exist in the case of many large U.S. companies; different accounting and disclosure standards; and political uncertainties. Stock prices of emerging market companies may be more volatile and may be affected by market developments differently than U.S. companies. Government interventions to stabilize securities markets and cross-shareholdings may affect prices and volume of trading of the securities of emerging market companies. Economic, social, political, financial and military factors could, in turn, negatively affect such companies' value. These factors could include changes in the emerging market government's economic and fiscal policies, possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to the emerging market companies or investments in their securities, and the possibility of fluctuations in the rate of exchange between currencies. Moreover, emerging market economies may differ favorably or unfavorably from the U.S. economy in a variety of ways, including growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency. You should carefully consider the risks related to emerging markets, to which the securities are highly susceptible, before making a decision to invest in the securities.

♦ **Exchange Rate Risk** – Because the reference security will invest in stocks denominated in the currencies other than the U.S. dollar, changes in currency exchange rates may negatively impact the reference security's returns. The values of the foreign currencies may be subject to a high degree of fluctuation due to changes in interest rates, the effects of monetary policies issued by the United States, foreign governments, central banks or supranational entities, the imposition of currency controls or other national or global political or economic developments. Therefore, the reference security's exposure to exchange rate risk may result in reduced returns to the reference security.

♦ **Single ETF risk** — The price of the reference security can rise or fall sharply due to factors specific to the reference security, such as volatility, earnings, financial conditions, corporate, industry and regulatory developments, and other events affecting the companies whose stocks make up the components of the reference security, and by general market factors, such as general stock market volatility and levels, interest rates and economic and political conditions.

♦ **Index Tracking Risk** – While the reference security is designed and intended to track the level of the MSCI Emerging Markets Index (the "underlying index"), various factors, including fees and other transaction costs, will prevent the reference security from correlating exactly with changes in the level of the underlying index. Accordingly, the performance of the reference security will not be equal to the performance of the underlying index during the term of the securities.

♦ **The Reference Security and the Underlying Index are Different –** The performance of the reference security may not exactly replicate the performance of the underlying index, because the reference security will reflect transaction costs and fees that are not included in the calculation of the underlying index.  It is also possible that the reference security may not fully replicate or may in certain circumstances diverge significantly from the performance of the underlying index due to the temporary unavailability of certain securities in the secondary market, the performance of any derivative instruments contained in this fund or due to other circumstances. The reference security may use futures contracts, options, swap agreements, currency forwards and repurchase agreements in seeking performance that corresponds to the underlying index and in managing cash flows.

♦ **We Cannot Control Actions by the Companies Whose Stocks or Other Equity Securities are Represented in the Underlying Index** – We are not affiliated with any of the companies whose stock is represented in the underlying index. As a result, we will have no ability to control the actions of such companies, including actions that could affect the value of the stocks comprising the underlying index or your securities. None of the money you pay us will go to any of the companies represented in the underlying index, and none of those companies will be involved in the offering of the securities in any way. Those companies will have no obligation to consider your interests as a holder of the securities in taking any corporate actions that might affect the value of your securities.

♦ **Lack of Liquidity** – The notes will not be listed on any securities exchange or quotation system. One of our affiliates intends to offer to purchase the notes in the secondary market but is not required to do so and may cease any such market making activities at any time. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which one of our affiliates is willing to buy the notes and you may, therefore, have to sell your notes at a significant discount. Investors must therefore be willing to hold the notes to maturity.

♦ **Impact of Fees on Secondary Market Prices** – Generally, the price of the notes in the secondary market is likely to be lower than the initial offering price since the issue price includes, and the secondary market prices are likely to exclude, commissions, hedging costs or other compensation paid with respect to the notes.

♦ **Credit of Issuer –** The notes are senior unsecured debt obligations of the Issuer and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the notes, including any contingent principal protection at maturity, depends on the ability of the Issuer to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the notes and, in the event the Issuer were to default on its obligations, you may not receive the contingent principal protection or any other amounts owed to you under the terms of the notes.

♦ **Owning the Notes is Not the Same as Owning the Reference Security –** The return on your notes may not reflect the return you would realize if you actually owned the reference security. As a holder of the notes, you will not have voting rights or rights to receive dividends or other distributions or other rights that holders of reference security would have.

♦ **Potentially Inconsistent Research, Opinions or Recommendations –** The Issuer, UBS Financial Services Inc., and their affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding any offering of the notes; and which may be revised at any time. Any such research, opinions or recommendations could affect the price of the reference security, and therefore, the market value of the notes.

♦ **Potential Issuer Impact on Price** – Trading or transactions by the Issuer or its affiliates in the reference security or in futures, options, exchange-traded funds or other derivative products on the reference security, may adversely affect the market value of the reference security, and, therefore, the market value of your notes.

♦ **Potential Conflict of Interest –** The Issuer and its affiliates may engage in business with the issuer of the reference security, which may present a conflict between the obligations of the Issuer and you, as a holder of the notes. The calculation agent, who is the Issuer, will determine the payment at maturity based on the final price. The calculation agent can postpone the determination of the final price of the reference security or the maturity date if a market disruption event occurs and is continuing on the final valuation date.

♦ **Price Prior to Maturity** — The market price of the notes will be influenced by many unpredictable factors including the closing price of the reference security over the term of the notes, volatilities, dividends, the time remaining to maturity of the notes, interest rates, geopolitical conditions, economic, political, financial and regulatory or judicial events, and the creditworthiness of the Issuer.

♦ **The Notes are Not Insured by any Governmental Agency of The United States or any Other Jurisdiction** — The notes are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the notes is subject to the credit risk of the Issuer, and in the event that the Issuer is unable to pay its obligations as they become due, you may not receive the full payment at maturity of the notes. This debt is not guaranteed under the Federal Deposit Insurance Corporation's Temporary Liquidity Guarantee Program.

**Hypothetical Examples**

The below examples are hypothetical and provided for illustrative purposes only. They do not purport to be representative of every possible scenario concerning increases or decreases in the price of the reference security relative to its initial price. We cannot predict the final price of the reference security. You should not take these examples as an indication or assurance of the expected performance of the reference security. The numbers appearing in the examples below have been rounded for ease of analysis. The following s examples illustrate the payment at maturity per note on a hypothetical offering of the notes, based on the following assumptions*:

| | |
|---|---|
| Term: | 24 months |
| Coupon per annum**: | 9.00% (or $0.2625 per monthly period) |
| Initial price of the reference security: | $35.00 per share |
| Trigger price: | $26.25 (75% of the initial price) |
| Principal amount: | $35.00 per note (set equal to the initial price) |
| Dividend yield on the reference security***: | 2.00% |

\*     *Actual coupon payment, initial price, and trigger price to be set on the trade date.*

\*\*    *Coupon payment will be paid in arrears in monthly installments during the term of the note on an unadjusted basis.*

\*\*\* *Dividend yield assumed received by holders of the reference security during the term of the notes.*

**Scenario #1: The final price of the reference security is not below the trigger price of $26.25.**

Since the final price of the reference security is not below the trigger price of $26.25, principal is protected and you will receive at maturity a cash payment equal to the principal amount of the notes. This investment would outperform an investment in the reference security if the price appreciation of the reference security (plus dividends, if any) is less than 18.00%.

**If the closing price of the reference security on the final valuation date is $35.00 (no change in the price of the reference security):**

| | | |
|---|---|---|
| Payment at Maturity: | $35.00 | |
| Coupons: | $ 6.30 | ($0.2625 × 24 = $6.30) |
| Total: | $41.30 | |
| Total Return on the notes: | 18.00% | |

In this example, the total return on the notes is 18.00% while the total return on the reference security is 2% (including dividends).

**If the closing price of the reference security on the final valuation date is $45.50 (an increase of 30%):**

| | | |
|---|---|---|
| Payment at Maturity: | $35.00 | |
| Coupons: | $ 6.30 | ($0.2625 × 24 = $6.30) |
| Total: | $41.30 | |
| Total Return on the notes: | 18.00% | |

In this example, the total return on the notes is 18.00% while the total return on the reference security is 32% (including dividends).

**If the closing price of the reference security on the final valuation date is $29.75 (a decline of 15%):**

| | | |
|---|---|---|
| Payment at Maturity: | $35.00 | |
| Coupons: | $ 6.30 | ($0.2625 × 24 = $6.30) |
| Total: | $41.30 | |
| Total Return on the notes: | 18.00% | |

In this example, the total return on the notes is 18.00% while the total return on the stock is a loss of 13% (including dividends).

**Scenario #2: The final price of the reference security is below the trigger price of $26.25.**

Since the final price of the reference security is below the trigger price of $26.25, you will receive at maturity one share of the reference security for every note you hold. The value received at maturity and the total return on the notes at that time depends on the closing price of the reference security on the maturity date.

**If the closing price of the reference security on the maturity date is $15.75 (a decline of 55%):**

| | | |
|---|---|---|
| Value of share received: | $15.75 | |
| Coupons: | $ 6.30 | ($0.2625 × 24 = $6.30) |
| Total: | $22.05 | |
| Total Return on the notes: | -37.00% | |

In this example, the total return on the notes is a loss of 37.00% while the total return on the reference security is a loss of 53% (including dividends).

**If the closing price of the reference security on the maturity date is $29.75 (a decline of 15%):**

| | | |
|---|---|---|
| Value of share received: | $29.75 | |
| Coupons: | $6.30 | ($0.2625 × 24 = $6.30) |
| Total: | $36.05 | |
| Total Return on the notes: | 3.00% | |

In this example, the total return on the notes is 3.00% while the total return on the reference security is a loss of 13% (including dividends).

## Hypothetical Return Table of the Notes at Maturity

The table below is based on the following assumptions*:

| | |
|---|---|
| Term: | 24 months |
| Coupon per annum**: | 9.00% (or $0.2625 per monthly period) |
| Initial price of the reference security: | $35.00 per share |
| Trigger price: | $26.25 (75% of the initial price) |
| Principal amount: | $35.00 per note (set equal to the initial price) |
| Dividend yield on the reference security***: | 2.00% |

\*    Actual coupon payment, initial price, and trigger price to be set on the trade date.

\*\*   Coupon payment will be paid in arrears in monthly installments during the term of the note on an unadjusted basis.

\*\*\* Dividend yield assumed received by holders of the reference security during the term of the notes.

| Reference Security | | | Trigger Event Does Not Occur[1] | | Trigger Event Occurs[2] | |
|---|---|---|---|---|---|---|
| Final Price[3] | Stock Price Return | Total Return at Maturity[4] | Payment at Maturity | Total Return at Maturity[5] | Payment at Maturity[6] | Total Return at Maturity[7] |
| $52.50 | 50.00% | 52.00% | $41.30 | 18.00% | $58.80 | 68.00% |
| $50.75 | 45.00% | 47.00% | $41.30 | 18.00% | $57.05 | 63.00% |
| $49.00 | 40.00% | 42.00% | $41.30 | 18.00% | $55.30 | 58.00% |
| $47.25 | 35.00% | 37.00% | $41.30 | 18.00% | $53.55 | 53.00% |
| $45.50 | 30.00% | 32.00% | $41.30 | 18.00% | $51.80 | 48.00% |
| $43.75 | 25.00% | 27.00% | $41.30 | 18.00% | $50.05 | 43.00% |
| $42.00 | 20.00% | 22.00% | $41.30 | 18.00% | $48.30 | 38.00% |
| $40.25 | 15.00% | 17.00% | $41.30 | 18.00% | $46.55 | 33.00% |
| $38.50 | 10.00% | 12.00% | $41.30 | 18.00% | $44.80 | 28.00% |
| $36.75 | 5.00% | 7.00% | $41.30 | 18.00% | $43.05 | 23.00% |
| $35.00 | 0.00% | 2.00% | $41.30 | 18.00% | $41.30 | 18.00% |
| $33.25 | -5.00% | -3.00% | $41.30 | 18.00% | $39.55 | 13.00% |
| $31.50 | -10.00% | -8.00% | $41.30 | 18.00% | $37.80 | 8.00% |
| $29.75 | -15.00% | -13.00% | $41.30 | 18.00% | $36.05 | 3.00% |
| $28.00 | -20.00% | -18.00% | $41.30 | 18.00% | $34.30 | -2.00% |
| $26.25 | -25.00% | -23.00% | $41.30 | 18.00% | $32.55 | -7.00% |
| $24.50 | -30.00% | -28.00% | $41.30 | 18.00% | $30.80 | -12.00% |
| $22.75 | -35.00% | -33.00% | $41.30 | 18.00% | $29.05 | -17.00% |
| $21.00 | -40.00% | -38.00% | $27.30 | -22.00% | $27.30 | -22.00% |
| $19.25 | -45.00% | -43.00% | $23.80 | -32.00% | $23.80 | -27.00% |
| $17.50 | -50.00% | -48.00% | $20.30 | -42.00% | $20.30 | -32.00% |

[1]   A trigger event does not occur if the final price of the reference security is not below the trigger price.

[2]   A trigger event occurs if the final price of the reference security is below the trigger price.

[3]   The final price is as of the final valuation date if the final price of the reference security is not below the trigger price. If the final price of the reference security is below the trigger price, the final price is as of the maturity date.

[4]   The total return at maturity on the reference security includes a 2% cash dividend payment.

[5]   The total return at maturity on the notes includes coupon payments.

[6]   Payment will consist, in part, of reference security valued as of the maturity date.

[7]   If a trigger event occurs, the total return at maturity will only be positive in the event that the market price of the reference security on the maturity date is substantially greater than the final price of such reference security on the final valuation date. Such an increase in price is not likely to occur.

## The iShares® MSCI Emerging Markets Index Fund (the "reference security")

This offering is not an offer to sell and it is not an offer to buy the reference security. All disclosures contained in this document regarding the reference security are derived from publicly available information. Neither HSBC nor any of its affiliates assumes any responsibilities for the adequacy or accuracy of information about the reference security contained in this document. You should make your own investigation into the reference security.

We have derived all information relating to the reference security, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available sources. The information reflects the policies of and is subject to change by iShares®, Inc. ("iShares"). iShares has no obligation to continue to publish, and may discontinue publication of, the reference security. iShares is under no obligation to continue to publish, and may discontinue or suspend the publication of the reference security at any time.

The reference security seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the MSCI Emerging Markets Index. The reference security uses a representative sampling strategy to try to track the MSCI Emerging Markets Index. In order to improve its portfolio liquidity and its ability to track the MSCI Emerging Markets Index, the reference security may invest up to 10% of its assets in shares of other iShares funds that seek to track the performance of equity securities of constituent countries of the MSCI Emerging Markets Index. BGFA is the investment advisor to the iShares® MSCI Emerging Markets Index Fund. BGFA will not charge portfolio management fees on that portion of the reference security's assets invested in shares of other iShares funds.

For additional information regarding iShares, BGFA, the reference security and the risk factors attributable to the reference security, please see the relevant portion of the Prospectus, dated January 1, 2007, filed on Form N-1A with the SEC on December 26, 2006 under the Securities Act of 1933, as amended, and under the Investment Company Act of 1940, as amended (File Nos. 033-97598 and 811-09102, respectively). Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC or through the SEC's website at www.sec.gov . In addition, information regarding the reference security, including its top portfolio holdings, may be obtained from other sources including, but not limited to, press releases, newspaper articles, other publicly disseminated documents, and the iShares® website at www.ishares.com .

### Representative Sampling

BGFA, as the investment advisor to the reference security, employs a technique known as representative sampling to track the MSCI Emerging Markets Index. Representative sampling is a strategy in which a fund invests in a representative sample of stocks in its underlying index, which have a similar investment profile as the underlying index. Stocks selected have aggregate investment characteristics (based on market capitalization and industry weightings), fundamental characteristics, and liquidity measures similar to those of the relevant underlying index. Funds that use representative sampling generally do not hold all of the stocks that are included in the relevant underlying index.

### Correlation

The reference security is an actual investment portfolio. The performance of the reference security and the MSCI Emerging Markets Index will vary somewhat due to transaction costs, market impact, corporate actions (such as mergers and spin-offs), and timing variances. A figure of 100% would indicate perfect correlation. Any correlation of less than 100% is called "tracking error." The reference security, using representative sampling, can be expected to have a greater tracking error than a fund using replication. Replication is a strategy in which a fund invests in substantially all of the securities in its underlying index in approximately the same proportions as in the underlying index.

### Industry Concentration Policy

The reference security will not concentrate its investments (i.e., hold 25% or more of its total assets) in a particular industry or group of industries, except that the reference security will concentrate its investments to approximately the same extent that the MSCI Emerging Markets Index is so concentrated.

## Historical Prices of the Reference Security

*The graph below illustrates the performance of the reference security from 4/13/03 to 5/29/09 as reported on the Bloomberg Professional® service. The historical prices of the reference security should not be taken as an indication of future performance.*



The closing price of the reference security on May 29, 2009 was 33.24.

## Closing Price

On any scheduled trading day on which the value of the reference security must be calculated by the calculation agent, (i) if the relevant exchange (as defined below) is the NASDAQ National Market ("NASDAQ"), the closing price of the reference security will be the NASDAQ official closing price (NOCP) or (ii) if the NASDAQ is not the relevant exchange, the closing price of the reference security will be the official closing price of the relevant exchange, in each case as of the close of the regular trading session of such exchange and as reported in the official price determination mechanism for such exchange. If the reference security is not listed or traded as described above for any reason other than a market disruption event (as defined below), then the closing price for the reference security on any scheduled trading day will be the average, as determined by the calculation agent, of the bid prices for the reference security obtained from as many dealers in the reference security selected by the calculation agent as will make those bid prices available to the calculation agent. The number of dealers need not exceed three and may include the calculation agent or any of its or our affiliates.

To the extent a market disruption event exists on a day on which the final price is to be determined, the closing price of the reference security will be determined on the first following scheduled trading day on which a market disruption event does not exist with respect to the reference security; provided that if a market disruption event exists on five consecutive scheduled trading days, that fifth scheduled trading day shall be the final valuation date, and the calculation agent shall determine the final price on such date.

## Supplemental Plan of Distribution

We will agree to sell to UBS Financial Services Inc. (the "Agent"), and the Agent has agreed to purchase, all of the notes at the price indicated on the cover of the pricing supplement, the document that will be filed pursuant to Rule 424(b)(2) containing the final pricing terms of the notes. We have agreed to indemnify the Agent against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the Agent may be required to make relating to these liabilities as described in the accompanying prospectus supplement and the prospectus. UBS Financial Services Inc. may allow a concession not in excess of the underwriting discount to its affiliates.

Subject to regulatory constraints, HSBC USA Inc. (or an affiliate thereof) intends to offer to purchase the notes in the secondary market, but is not required to do so.  We or our affiliate will enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the notes and the Agent and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions.